March 19, 2015

Tiffany Piland Posil, Special Counsel Office of Mergers & Acquisitions Division of Corporate Finance Securities and Exchanges Commission Washington, DC 20549

Re: Ashford Hospitality Trust, Inc. Preliminary Proxy Statement on Schedule 14A Filed March 4, 2015 by UNITE HERE File No. 001-31775

Dear Ms. Posil,

I am writing to respond to the questions raised by your letter of March 13, 2015. Enclosed please find additional supporting documentation to address certain of your questions. For ease of reference, your questions are reproduced here in italic type.

1. Please include information as of the most recent practicable date and fill in all blanks.

Information based on daily stock information has been updated; information based on monthly reporting or periodically published secondary sources (analyst reports) will be updated in the definitive proxy if practicable.

2. Please revise to clarify that the trustees to whom the election of trustees proposal pertains are not UNITE HERE nominees and explicitly direct shareholders to the company’s proxy statement for the names of, and other required information regarding, the company nominees to the board of trustees.

We have indicated in the list of proposals and the revised preliminary proxy card that nominees for Trustee elections are not UNITE HERE nominees.

3. Please revise to clarify your references to “Trust,” “Prime,” “AINC,” and “Ashford.”

References to different affiliates of Ashford have been clarified throughout.

4. We note your statement that “Ashford has sued to prevent shareholders from having an opportunity to even vote on these proposals at the upcoming Annual Meeting.” Please provide a brief summary of the proceedings and the relief sought by the company. Supplement your disclosure to highlight the attendant risk that shareholders who vote using your proxy card instead of the company’s card could be disenfranchised if the court finds that UNITE HERE’s proposals are improper and may not be voted on.

We have added to footnote 1 a discussion of the lawsuit and also included mention in the voting procedure section of the text which warns of the possibility the votes on our proposals will not be tallied by the Company at the meeting. Our counsel disagrees that there would be disenfranchisement, as the relief sought by Ashford is merely a declaration holding the proposals impermissible to present at the annual meeting, but Ashford does not seek the relief of barring us from soliciting proxies and presenting the results outside the meeting, and could not do so because such relief is barred by the First

Amendment and case law barring courts from issuing prior restraints on speech except in extraordinary circumstances not present here.

5. We note the company’s pending claims before a court that UNITE HERE’s proposals have not been made in full compliance with the company’s advance notice bylaw provisions. Please briefly disclose the applicable provisions under state law and/or the company’s governing documents that you believe allow the proposals to be properly brought before the meeting.

We have addressed this Comment through the discussion added in Footnote 1. If Staff would like us to supplementally provide it with the pleadings in the suit (which include a copy of our counsel’s letter providing a detailed response to Ashford’s various issues about the bylaws), please let me know. Our fiduciary duty arguments are further supported by (among other authorities) Shenker v. Laureate Education, 983 A. 2d 408 (Md. App. 2009) (officers’ duty to provide timely information to shareholders even absent request), and the Delaware corporate law line of cases against management interference with the shareholder franchise exemplified by Blasius Industries, Inc. v. Atlas Corp. 564 A.2d 651 (Del.Ch. 1988).

6. Further to our comments above, separately highlight that if the court finds the UNITE HERE proposals are improper, shareholders who use your proxy card would not only lose their ability to vote on proposals you outline in your supporting statements, but also on all other matters presented on a UNITE HERE proxy card, inclusive of the right to elect the trustees.

Our counsel disagrees that invalidation of votes on the trustees’ election would result from the lawsuit. Ashford has not sought invalidation of proxies, but merely declaratory relief as to UNITE HERE’s proposals. The invalidity of those proposals would in no way impact shareholders’ votes on the board election. For the Court to disenfranchise shareholders in the board election would be reversible error. Securities law does not require us to disclose a speculative possibility of erroneous court relief (relief which is not even being sought by the plaintiff).

7. Please provide clarity to your statement regarding insider control, which you indicate is less than 50% yet which subsequent statements imply may approximate 56% (e.g., we note your statements that independent shareholders own approximately 44% of shares). Please remove the statement or clarify.

We have clarified our statement to read that according to the most recent available information, insiders directly hold approximately 19% of Ashford Inc. common stock, and indirectly control the additional 37% of Ashford Inc. common stock that is still held by Ashford Hospitality Trust.

8. We note the disclosure in Sections IV and V that you “incorporate by reference” certain information contained in management’s proxy statement. Please advise us, with a view towards revised disclosure, of all instances in which the participants intend to rely on Rule 14a-5(c) to satisfy the disclosure requirements in Schedule 14A. Please note that a clear reference to the document containing the disclosure required by Schedule 14A should be provided in each instance in which you rely upon Rule 14a-5(c).

We have addressed this problem by not incorporating sections of the Company’s proxy by reference, but instead merely referring shareholders to this document more information on the subjects of trustee elections and voting procedures.

9. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Please revise your disclosure to (i) characterize as your opinion the statements you make with respect to the following non-exclusive list of assertions and/or (ii) to provide the requisite support for the statements:

 the statement that most lodging REITs that have recently opted out of MUTA also require shareholder approval to opt back in;

We have provided a list of lodging REITs that have opted out of provisions of MUTA, and require shareholder approval to opt back in, along with the approximate date of the opt-out.

 the assertion that the restructuring “flew in the face of broader hotel industry trends”; and

Support for this assertion is provided in a later paragraph. We have revised the paragraph to indicate that supporting arguments are forthcoming. We also enclose additional supporting documentation for this statement for your review.

 the assertion that the restructuring was “undertaken in such a way as to insulate insiders from shareholder opinions, to disproportionately benefit insiders, and to pass risk onto REIT shareholders.”

Support for this assertion is provided in a later paragraph. We have revised the paragraph to indicate that supporting arguments are forthcoming.10

10. Recommending the terms of the Advisory Agreement be amended….

Clarify the first statement under this heading to indicate the lessons to which you refer. As appropriate, please qualify any disclosure that is added in response to this comment as statements of opinion or belief and provide the requisite support for such statements.

The statement has been clarified.

11. Please provide context to the assertions you make regarding the fee structure and change-of-control termination fee provisions in the Advisory Agreement. For example, clarify whether these provisions align with terms found in the majority or minority of Advisory Agreements of externally-managed REITs.

We have provided contextualization by 1) commenting on the relative prevalence of the externally advised structure in listed equity REITs and equity lodging REITs, and 2) comparing the terms of the Ashford Inc. advisory agreements to the terms of the other externally advised listed equity lodging REIT, Hospitality Properties Trust. We enclose additional supporting documentation for this contextualization.

12. There does not appear to be sufficient basis for the statement that the company’s REITs are “be[ing] held hostage to Ashford’s externalization experiment…” or that the structure of the terms of the Advisory Agreement preclude the REITs from pursuing strategic alternatives favorable to all, which is implied from the last sentence under this heading. Please remove the statements or revise.

The statements have been revised.

13. Please disclose UNITE HERE’s overall ownership of shares of the company, expressed as a percentage of total shares outstanding as of the most recent practicable date.

Disclosed as requested.

14. Please clearly mark the form of proxy as “Preliminary Copy.” See Rule 14a-6(e)(1).

Corrected.

15. Please revise the introductory paragraph to reference, if true, the annual shareholders meeting for 2015.

Corrected.

16. Please clarify that Proposal 1 relates to the company’s nominees.

Corrected.

17. Please revise Proposal 2 to reference, if true, the 2015 fiscal year.

Corrected.

18. Please remove the parenthetical reference “(binding)” that is included in Proposals 4-7 on the proxy card.

Corrected.

In addition, UNITE HERE acknowledges we are responsible for the adequacy and accuracy of the disclosures provided in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that UNITE HERE may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me in regards to UNITE HERE’s solicitation at jjfueser@Unitehere.org, or 416-893-8570. Andy Kahn, UNITE HERE’s legal counsel in these matters, can be reached at ajk@dcbsf.com, or at 1-415-597-7200.

Sincerely,

JJ Fueser Research Coordinator UNITE HERE